

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

February 19, 2010

John P. Graham
Chief Financial Officer
Fuel Tech, Inc.
27601 Bella Vista Parkway
Warrenville, Illinois 60555-1617

      RE: Fuel Tech, Inc.
            Form 10-K for the Year Ended December 31, 2008
            Forms 10-Q for the Periods Ended June 30, 2009 and September 30, 2009
            Form 8-K filed on July 2, 2009
            Definitive Proxy Statement on Schedule 14A filed April 15, 2009
            File No. 1-33059

Dear Mr. Graham:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Hagen Ganem, Attorney, at (202) 551-3330 or, in his absence, Andy Schoeffler, Attorney, at (202) 551-3748. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding our review of the financial statements and related matters.

                  Sincerely,

                  Rufus Decker
                  Accounting Branch Chief